Alfadan, Inc.



ANNUAL REPORT

3350 SW 139 Ave

Miramar, FL 33027

0

alfadan.com

This Annual Report is dated April 23, 2021.

BUSINESS

Alfadan, Inc., a corporation formed under the laws of the State of Florida on October 13, 2017, plans to bring to the market the first high displacement inline four-cylinder engine ("i4") based on a patented design. The Company, founded and operated by Alberto Francisco Araujo, Founder, CEO and Director, and Omar Jimenez, CFO, COO and President, expects to continue developing the i4 engine as an outboard motor for marine use. The Company's plans include expanding the i4 engine to provide a series of marine outboard engines ranging from 450 horsepower (HP) to 1,050 HP. Our i4 engine remains in development at this time and management anticipates teaming up with elite manufacturers to produce and assemble the outboard engines for marketing and sale.

The i4 engine, the Company's base product, was engineered by Mr. Araujo, our Founder, CEO and Director, to resolve a design flaw historically associated with previous models of i4 engines. Mr. Araujo developed a design that solves the problem of secondary imbalance caused by the speed variation of the piston as it reaches the top of the cylinder versus the bottom of the cylinder. Because the piston moves slightly faster at the top, and slightly slower at the bottom, the resulting in an imbalance due to the difference in inertia. The Company holds the patents related to the re-design of the i4 drive train.

Our outboard motor incorporates the redesigned i4 drive train into its engine resulting in a product having 50% less moving parts, better efficiency and reliability. We believe our outboard motor design will allow any boat ranging from 35 to 75 feet in length to be powered with a simple twin or triple engine concept instead of the four to six engine concepts currently in use.

Previous Offerings

Between the years 2020 and 2019, we sold 1,168,355 shares of common stock in exchange for $0.916 per share or $1,069,931 under Regulation Crowdfunding; the net amount of the raise was $959,539 (gross of $1,069,931 less $110,392 in offering expenses)

Through the fiscal years ended December 31, 2020 and December 31, 2019, the Previous Offerings are:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 29,851
Use of proceeds: Minimal capital amount; shares issued to CEO in exchange for the patents related to marine outboard engine.
Date: April 21, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 10,000,000
Use of proceeds: Issued to CEO/Chairman as part of a corporate restructure, no capital was received.
Date: April 21, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,000,000
Use of proceeds: Issued to CFO/COO/President as part of a corporate restructure, no capital was received.
Date: April 21, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 100,000
Use of proceeds: Issued to CFO/COO/President as compensation.
Date: July 31, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Results of Operations

Fiscal Year ended December 31, 2020 and December 31, 2019

Our activities since inception have consisted of formation, research and develop of technology related to our i4 outboard engine, and preparations to raise capital. Our net loss for the fiscal year ended December 31, 2020 (FYE 2020) was $872,836 compared to a net loss of $25,346 for fiscal year end December 31, 2019 (FYE 2019). In 2019, we received $25,000 in the form of a second grant from the National Science Foundation ("NSF") for the purpose of developing a free piston engine. Our initial grant of $199,249 was received in 2018 and both grants have been used to fund the development of our i4 free piston engine design. During FYE 2019, our research and development expenses were $4,237 because the Company was operating with limited funds. However, we were able to increase our funding of research and development in 2020 to $423,348 because of the success of the Regulation Crowdfunding. The lack of funds in 2019 did not hinder or delay the development of the i4 engine as work progressed with an eye towards success in raising the required funds.

Between May 5, 2020, and November 5, 2020, the Company raised an additional $1,069,931, less $110,392 in offering expenses, through an offering under Regulation Crowdfunding. Those funds are currently being used to develop the prototype of our basic i4 engine. We will need substantial capital in order to complete development of the prototype ready for production. As we prepare our basic prototype and then commence production, we anticipate that our operating expense will continue to rise.

Liquidity and Capital Resources

The Company has used all of the funds it received as a grant from the NSF. As of FYE 2019, we have $611 in cash and cash equivalents. As discussed above, during 2020 the Company raised $1,069,931, less $110,392 in offering expenses, pursuant to an offering of its Common Stock in reliance on Regulation Crowdfunding. The net proceeds from this offering, $959,539, have been used to fund working capital and research and development with MAHLE Powertrain.

Between March 1, 2020, and February 2, 2021, the Company has paid MAHLE Powertrain $430,350 for engineering costs related to the development of our outboard engine. As of

December 31, 2020, of the net proceeds of approximately $959,539 received from the Regulation Crowdfunding raise, $423,348 were used for research and development, $293,543 were used for salaries and wages and $157,945 were used for general and administrative expenses.

Sources of Liquidity

We anticipate raising funds for Phase 1 of the work to be performed by MAHLE Powertrain, LLC, pursuant to our Master Services Agreement ("MSA") and Statement of Work ("SOW"), both of which are dated April 27, 2020. Depending on the amount raised in Regulation A Offering, we will use these funds to complete Phase 1 of our engine's development. If we raise the maximum amount of $5,000,000, less offering expenses, for an estimated total of $4,434,800, we would have funds sufficient to cover approximately $600,000 of working capital and approximately $3,384,800 of research and development expenses associated with the first three stages of development of our engine pursuant to the MSA and SOW.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $88,455.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of December 31, 2020 and December 31, 2019, the Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Alberto Francisco Araujo
Alberto Francisco Araujo's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO; Chairman; Director
Dates of Service: October 13, 2017 - Present
Responsibilities: To establish the vision of the company and product development. Currently, Mr. Araujo does not take a salary compensation.
Other business experience in the past three years:
Employer: AMTECH INDUSTRIES INC
Title: President
Dates of Service: May 13, 1992 - March 01, 2020
Responsibilities: As President, Mr. Araujo was responsible for the supervision and execution of all field operations, management, quality control, customer relations, sales, and marketing.

Name: Omar Jimenez
Omar Jimenez's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: CFO; COO; President
Dates of Service: February 01, 2020 - Present
Responsibilities: Implement and execute strategies to meet the objectives and goals of the CEO.
Currently, Mr. Jimenez does not take a salary compensation.
Other business experience in the past three years:
Employer: Monaker Group Inc.
Title: COO, CFO, Board Member
Dates of Service: November 01, 2015 - February 01, 2020
Responsibilities: Mr. Jimenez developed and executed the strategies to meet the goals and
objectives of the Board of Directors and the CEO.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only
outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know
owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all
of the current officers and directors as a group. We believe that, except as noted below, each
named beneficial owner has sole voting and investment power with respect to the shares listed.
Unless otherwise indicated herein, beneficial ownership is determined in accordance with the
rules of the Securities and Exchange Commission and includes voting or investment power with
respect to shares beneficially owned.

As of December 31, 2020 the Principal Securities Holders are:

Title of class: Common Stock
Stockholder Name: ALBERTO FRANCISCO ARAUJO
Amount and nature of Beneficial ownership: 10,029,851
Percent of class: 61.5

Title of class: Common Stock
Stockholder Name: OMAR JIMENEZ
Amount and nature of Beneficial ownership: 5,100,000
Percent of class: 31.3

RELATED PARTY TRANSACTIONS

For the fiscal years ended December 31, 2020 and December 31, 2019, the Related Party
Transactions are:

Name of Entity: Alberto Araujo
Relationship to Company: CEO/Chairman
Nature / amount of interest in the transaction: The Company paid $80,238 and $17,600 of
consulting fees to a company controlled by its CEO for services rendered to the Company for the
years ended December 31, 2020 and 2019, respectively. These costs are included in operating
expenses in the statements of operations.

Name of Entity: Alberto Araujo
Relationship to Company: CEO/Chairman

Nature / amount of interest in the transaction: The Company paid various expenses of its CEO totaling $28,244 and $21,140 during the years ended December 31, 2020 and 2019, respectively, which the Company approved as the CEO's compensation for services rendered for those years. These costs are included in operating expenses in the statements of operations.

Name of Entity: Alberto Araujo
Relationship to Company: CEO/Chairman
Nature / amount of interest in the transaction: On April 21, 2020 29,851 shares of the Company's common stock were issued to Alberto Araujo, Chief Executive Officer and Chairman, for the assignment of the patents to Alfadan representing $10,220 of Patent asset and $19,661 as CEO's compensation.

Name of Entity: Omar Jimenez
Relationship to Company: CFO/COO/President
Nature / amount of interest in the transaction: The Company paid $65,000 and $0 of consulting fees to a company controlled by its CFO / COO for services rendered to the Company for the years ended December 31, 2020 and 2019, respectively. These costs are included in operating expenses in the statements of operations.

Name of Entity: Omar Jimenez
Relationship to Company: CFO/COO/President
Nature / amount of interest in the transaction: On July 31, 2020, 100,000 shares of common stock of the Company were issued to Omar Jimenez, the Company's CFO / COO as compensation in the amount of $100,000. These costs are included in operating expenses in the statements of operations.

Name of Entity: Twyne Designs LLC
Relationship to Company: Relative of the CEO/Chairman
Nature / amount of interest in the transaction: During the year ended December 31, 2020, the Company paid website design and development costs totaling $12,300 to Twyne Designs LLC which is owned by a relative of the CEO of the Company. These costs are included in website development costs in the balance sheets.

OUR SECURITIES

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2020, 16,298,206 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Investors grant an irrevocable proxy, coupled with an interest, to the Company's CEO to vote their shares on all matters put to a vote of the stockholders. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act of 1934 covering the Common Stock or eight years after the execution of the subscription agreement in connection our Offerings.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Alfadan, Inc.

By /s/ *Omar Jimenez*

      Name: Omar Jimenez

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

ALFADAN, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED DECEMBER 31, 2020 AND 2019

INDEX TO FINANCIAL STATEMENTS



To the Board of Directors of
Alfadan, Inc.
Miramar, Florida

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Alfadan, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has retained deficit of $865,633 as of December 31, 2020, incurred a net loss of $872,836 for the year ended December 31, 2020, has working capital of $193,671 as of December 31, 2020, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
March 3, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Alfadan, Inc.
Balance Sheets

		December 31, 2020		December 31, 2019
Assets				
Current assets				
Cash	$	88,455	$	611
Subscriptions receivable		108,349		-
Total current assets		196,804		611
Other Assets				
Website development costs (net)		11,218		-
Patents (net)		18,998		9,941
Total other assets		30,216		9,941
Total assets	$	227,020	$	10,552
Liabilities and stockholders' equity				
Current liabilities				
Accrued income tax liabilities	$	3,133	$	3,133
Accrued payroll tax liabilities		-		116
Commitments and contingencies		-		-
Total liabilities		3,133		3,249
Stockholders' equity				
Common stock, $0.001 par value; 500,000,000 shares authorized as of December 31, 2020 and 1,000 shares authorized as of December 31, 2019; 16,298,206 and 0 shares issued and outstanding at December 31, 2020 and 2019, respectively		16,298		-
Additional paid-in capital		1,073,222		100
Accumulated earnings (deficit)		(865,633)		7,203
Total stockholders' equity		223,887		7,303
Total liabilities and stockholders' equity	$	227,020	$	10,552

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Alfadan, Inc.
Statements of Operations

	For the years ended			
	December 31, 2020		December 31, 2019	
Expenses				
Salaries & Wages	$	293,543	$	39,424
General and administrative		157,945		15,590
Research and development		423,348		4,237
Total expenses		874,836		59,251
Other Income and (Expenses)				
Other Income		2,000		25,000
Income tax benefit (expense)		-		8,905
Total Other Income and (Expenses)		2,000		33,905
Net loss	$	(872,836)	$	(25,346)
Weighted average number of common shares outstanding				
Basic and diluted		11,074,746		-
Basic and diluted net loss per share	$	(0.08)	$	0.00

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Alfadan, Inc.
Statements of Cash Flows

	For the years ended			
	December 31, 2020		December 31, 2019	
Cash flows from operating activities:				
Net Income	$	(872,836)	$	(25,346)
Adjustments to reconcile net loss to net cash provided by (used in) operations:				
Stock compensation		100,000		-
Stock issued for patent purchase		29,881		-
Amortization		2,245		394
Changes in operating assets and liabilities				
Other current assets		-		6,000
Payroll liability		(115)		(3,337)
Income tax liability		-		(8,906)
Net cash used in operating activities		(740,825)		(31,195)
Cash flows from investing activities				
Patents costs		(10,220)		(10,335)
Website costs		(12,300)		-
Net cash used in investing activities		(22,520)		(10,335)
Cash flows from financing activities				
Proceeds from issuance of common stock		961,581		-
Payment of capital raise costs		(110,392)		-
Net cash provided by financing activities		851,189	$	-
Net cash increase/(decrease) for period		87,844		(41,530)
Cash at beginning of period		611		42,141
Cash at end of period	$	88,455	$	611
Supplemental disclosure				
Cash paid for interest	$	-	$	-
Cash paid for taxes	$	-	$	-
Supplemental disclosure of non-cash investing and financing activity:				
Shares issued for intellectual property purchase	$	29,851	$	-
Shares issued for compensation	$	100,000	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Alfadan, Inc.
Statements of Stockholders' Equity
For the years ended December 31, 2020 and December 31, 2019

	Common Stock		Additional Paid-in	Accumulated Earnings	Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity
Balances, December 31, 2018	-	$ -	$ 100	$ 32,549	$ 32,649
Net loss	-	-		(25,346)	(25,346)
Balances, December 31, 2019	-	$ -	$ 100	$ 7,203	$ 7,303
Shares issued for patent assets	29,851	30	29,851	-	29,881
Gross cash issuances of stock	1,145,446	1,145	1,068,786	-	1,069,931
Broker compensation	22,909	23	22,886	-	22,909
Offering costs	-	-	(133,301)	-	(133,301)
Shares issued to founders	15,000,000	15,000	(15,000)	-	-
Shares issued for compensation	100,000	100	99,900	-	100,000
Net loss	-	-	-	(872,836)	(872,836)
Balances, December 31, 2020	16,298,206	$ 16,298	$ 1,073,222	$ (865,633)	$ 223,887

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Alfadan, Inc
Notes to the Financial Statements
December 31, 2020 and 2019

Note 1 – Summary of Business Operations and Significant Accounting Policies

Nature of Operations and Business Organization

Alfadan, Inc. ("Alfadan", "we", "our", "us", or "Company") is a corporation formed under the laws of the state of Florida on October 13, 2017. The Company has designed a revolutionary 4 piston high performance outboard engine that provides greater horsepower with less weight and displacement.

The Company will serve three major constituents: (1) boat manufacturers, (2) brokers, and (3) resellers.

Basis of Presentation

The accompanying financial statements include the accounts of Alfadan, Inc. and have been prepared in accordance with accounting principles generally accepted in the United States.

Business Segment

The Company does not have an operating segment. The Company is conducting research and development of its revolutionary 4 piston high performance marine outboard engine. Once the Company is operational, it operating segment will be outboard engines and accessories.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These differences could have a material effect on the Company's future results of operations and financial position. Significant items subject to estimates and assumptions include certain revenues, the allowance for doubtful accounts, the fair value of investments, the carrying amounts of intangible assets, depreciation and amortization, the valuation of stock options and deferred income taxes.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing and limited operating history. The Company currently is developing products for commercialization, but there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company had no cash equivalents at December 31, 2020 and 2019.

Website Development Costs

The Company accounts for website development costs in accordance with Accounting Standards Codification (ASC) 350-50 "Website Development Costs". Accordingly, all costs incurred in the planning stage are expensed as incurred, costs incurred in the website application and infrastructure development stage that meet specific criteria are capitalized and costs incurred in the day-to-day operation of the website are expensed as incurred. All costs associated with the websites are subject to straight-line amortization over a three-year period. As of December 31, 2020 and 2019, website development costs were $11,218 and $0, respectively.

Software Development Costs

The Company capitalizes internal software development costs subsequent to establishing technological feasibility of a software application in accordance with guidelines established by ASC 985-20-25 "Accounting for the Costs of Software to be Sold, Leased, or Otherwise Marketed," requiring certain software development costs to be capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Amortization of the capitalized software development costs begins when the product is available for general release to customers. Capitalized costs are amortized based on the straight-line method over the remaining estimated economic life of the product. No software development costs, or related costs were incurred at December 31, 2020 and 2019.

Property Plant & Equipment

Property and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation is computed by the straight-line method over the estimated useful lives

Patents Costs

Intangible assets, including patents, are capitalized when a future benefit is determined. Intangible assets are amortized over the anticipated useful live of the intangible asset.

Impairment of Intangible Assets

In accordance with ASC 350-30-65 "Goodwill and Other Intangible Assets", the Company assesses the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review include the following:

1. Significant underperformance compared to historical or projected future operating results;
2. Significant changes in the manner or use of the acquired assets or the strategy for the overall business; and
3. Significant negative industry or economic trends.

When the Company determines that the carrying value of an intangible asset may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the Company records an impairment charge. The Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent to the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows. Intangible assets that have finite useful lives are amortized over their useful lives. The Company incurred amortization expense related to its intangible assets of $2,245 and $394 during the years ended December 31, 2020 and 2019, respectively.

Reclassification

Certain prior period amounts have been reclassified to conform with the current period presentation. The reclassification has no impact on the total assets, total liabilities, stockholders' equity and net loss for the period.

Revenue Recognition – Other Income

For the period ending December 31, 2020, the Company received SBA Economic Injury Disaster Loan (EIDL) Emergency Advance. The EIDL Emergency Advance loan does not have to be repaid and the amount received during the period ending December 31, 2020 was $2,000 and is included in Other Income and Expenses.

For the period ending December 31, 2019, the Company received grants from the US Government through the National Science Foundation ("Grant"). The grants received for the period ending December 31, 2019, was $25,000, and is included in Other Income and Expense.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2020 and 2019 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

We will generate our revenues from sales directly to customers as well as through other distribution channels of boat manufacturers, brokers and resellers throughout the world. We will also generate revenue from sales of spare parts and replacements parts.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC 740-10, "Accounting for Income Taxes," which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of the ASC 740 -10 related to, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25 Definition of Settlement, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. As of December 31, 2020, the Company's income tax returns for tax years ending December 31, 2020, 2019 and 2018 remain potentially subject to audit by the taxing authorities.

Alfadan, Inc. follows the guidance of ASC 740, "Income Taxes." Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. A current tax benefit has been made in the accompanying statements of operations in the amount of $8,905 for the year ended December 31, 2019. No current tax provision has been made in the accompanying statement of income (loss) because no taxes are due currently or were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.

Our effective tax rate was 26% for the years ended December 31, 2020 and 2019.

Research and Development Expense

Research and development consist of direct labor and materials, engineering, computer aided designs (CAD), lab supplies, etc. related to the grant from the National Science Foundation and the research and development of outboard engines. Research and Development Expenses are $423,348 and $4,237 for the years ended December 31, 2020 and 2019, respectively.

Marketing Expense

Marketing expense in the amounts of $121,195 and $1,676 are included in General and administrative expenses for the years ended December 31, 2020 and 2019, respectively. Marketing expense consists primarily of expenses related to social media advertising, participation in industry conferences and public relations expenses.   Expenses related to participation in industry conferences and public relations expenses were reduced to $0 during the year ended December 31, 2020 due to cancellation of events and limited travel because of the COVID-19 pandemic restrictions.

Fair Value of Financial Instruments

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

Financial instruments consist principally of cash, receivables, accounts payable, accrued liabilities and other current liabilities. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. The carrying amounts approximate fair value. It is management's opinion that the Company is not exposed to any significant currency or credit risks arising from these financial instruments.

Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations since its contracts generally have an original expected term of one year or less and the Company recognizes revenues at the amount to which it has the right to invoice for services performed.

The Company applies a practical expedient, as permitted within ASC 340, to expense as incurred the incremental costs to obtain a contract when the amortization period of the asset that would have otherwise been recognized is one year or less.

Leases

The Company utilizes operating leases for its offices. The Company determines if an arrangement is a lease at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's contractual obligation to make lease payments under the lease. Operating leases are included in operating lease right-to-use assets, non-current, and operating lease liabilities current and non-current captions in the balance sheets.

Operating lease right-to-use assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term. Lease agreements may contain periods of free rent or reduced rent, predetermined fixed increases in the minimum rent and renewal or termination options, all impacting the determination of the lease term and lease payments to be used in calculating the lease liability. Lease cost is recognized on a straight-line basis over the lease term. The Company uses the implicit rate in the lease when determinable. As most of the Company's leases do not have a determinable implicit rate, the Company uses a derived incremental borrowing rate based on borrowing options under its credit agreement. The Company applies a spread over treasury rates for the indicated term of the lease based on the information available on the commencement date of the lease.

As of December 31, 2020, and 2019, the Company incurred office lease expenses of $0 and $6,625, respectively. The Company's previous office was closed, and rent expense associated with the Miramar, Florida office location has ceased. It is anticipated that during 2021, the Company will enter into office and equipment leasing arrangements and apply the aforementioned guidance.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. As no potentially dilutive items exist as of December 31, 2020 and 2019 and the Company is in a net loss position for both years then ended, diluted net loss per share is the same as basic net loss per share for each year.

Recent Accounting Policies Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-9, "Revenue from Contracts with Customers." The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-9 by one year. As a result, the amendments in ASU 2014-9 are effective for public companies for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Additional ASUs have been issued that are part of the overall new revenue guidance, including: ASU No. 2016-8, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," ASU No. 2016-10, "Identifying Performance Obligations and Licensing," and ASU 2016-12, "Narrow Scope Improvements and Practical Expedients."

The new revenue recognition standard prescribes a five-step model that focuses on transfer of control and entitlement to payment when determining the amount of revenue to be recognized. The new model requires companies to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time for each of these obligations. We adopted the requirements of the new standard effective January 1, 2018 and will use the modified retrospective adoption approach.

The impact to our results is not material because the analysis of our contracts under the new revenue recognition standard supports the recognition of revenue at a point in time since the grant awards intervals have to be approved and qualified by the National Science Foundation, receipt of the grant is no assured until received. In the future, as the Company generates revenues from the sales of outboard engines, revenues will still be recognized at a point in time because at the point of sale, control over the asset passes to our customer and there are no more outstanding performance obligations to be satisfied for our outboard engines that are distributed to our customers, which is consistent with our current revenue recognition model. In addition, the number of performance obligations under the new standard is not materially different from our contract segments under the existing standard. Lastly, the accounting for the estimate of variable consideration is not materially different compared to our current practice.

Hedge Accounting. In August 2017, the FASB amended the existing accounting guidance for hedge accounting. The amendments require expanded hedge accounting for both non-financial and financial risk components and refine the measurement of hedge results to better reflect an entity's hedging strategies. The new guidance also amends the presentation and disclosure requirements and changes how entities assess hedge effectiveness. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The new guidance must be adopted as of January 1, 2019 using a modified retrospective transition with a cumulative effect adjustment recorded to opening retained earnings as of the initial adoption date.

There is no impact to our results as we do not have hedging instruments. We do not have existing hedging relationships, nor do we have hedging instruments that have not expired, been sold, terminated or exercised. We have not removed the designation of a hedging relationship.

Leases. In February 2016, the FASB issued new guidance related to accounting and reporting guidelines for leasing arrangements. The new guidance requires entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted and should be applied using a modified retrospective approach. We adopted this guidance as of January 1, 2019 The Company elected available practical expedients permitted under the guidance, which among other items, allow the Company to (i) carry forward its historical lease classification, (ii) not reassess leases for the definition of "lease" under the new standard, (iii) utilize a discount rate as of the effective date and (iv) not record leases that expired or were terminated prior to the effective date. Accordingly, the Company recorded no operating lease Right-to-Use asset and no operating lease liability at the adoption date.

Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued new guidance on the measurement of credit losses for financial assets measured at amortized cost, which includes accounts receivable, and available-for-sale debt securities. The new guidance replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. This update is effective for annual periods beginning after December 15, 2019, including interim periods within those annual periods. Early adoption is permitted for annual periods beginning after December 15, 2018, including interim periods within those annual periods. The new guidance must be adopted as of January 1, 2019 using a modified retrospective transition with a cumulative effect adjustment of $0 recorded to opening retained earnings as of the initial adoption date.

Note 2 - Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2020, the Company had retained deficit of $865,633, incurred a net loss of $872,836 for the year ended December 31, 2020, has working capital of $193,671 as of December 31, 2020, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

We have very limited financial resources. We estimate a monthly cash requirement of approximately $1.3 million, exclusive of capital expenditures, for R&D and manufacture of inventory for the first 13 months of operations. We will need to raise substantial additional capital to support the operation and ensure market penetration of our outboard engines including the development of national advertising relationships, increases in operating costs resulting from additional staff and office space until such time as we generate revenues sufficient to support operations. We believe that in the aggregate, we will require several millions of dollars to (i) support and expand the marketing and development of our outboard engines, (ii) provide capital expenditures for additional equipment and development costs, (iii) office space and systems for managing the business and (iv) cover other operating costs until our planned revenue streams from sales of outboard engines are fully implemented and begin to offset our operating costs. Our failure to obtain additional capital to finance our working capital needs on acceptable terms, will negatively impact our business, financial condition and liquidity. As of December 31, 2020, the Company had $3,133 of liabilities.

Management's plans with regard to this going concern are as follows: the Company will continue to raise funds with third parties by way of a public or private offerings, and management will be working aggressively to increase the viewership of our outboard engines by promoting them across other mediums which we anticipate will result additional funding of the Company. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan and raise the funds necessary to complete research and development and, ultimately, a prototype. Management believes that the actions presently being taken to further implement its business plan and generate additional funds and revenues provide the opportunity for the Company to continue as a going concern. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Other Assets

Patents
Patents are amortized over a fifteen-year period. During the year ended December 31, 2019, the Company incurred $10,335 in patent costs and on April 21, 2020, Mr. Alberto Araujo, the Company's CEO and Chairman, assigned the patents to the outboard engines to the Company in exchange for 29,851 shares of the Company's common stock. The shares were valued at $29,881 of which $10,220 was capitalized as patent costs and the balance of $19,661 was expensed as officer's compensation for patent development costs which were determined to not be capitalizable and included in Salaries and wages.

Patents are composed of the following:

		Patent Costs		Amortization		Balance
2019	$	10,335	$	394	$	9,941
Balance December 31, 2019		10,335		394		9,941
2020		10,220		1,163		9,057
Balance December 31, 2020	$	20,555	$	1,557	$	18,998

During the year ended December 31, 2020, the Company acquired patents of $10,220 from the Company's CEO.

Website development costs
Website development costs are amortized over a three-year period. During the years ended December 31, 2020 and 2019, the Company incurred $12,300 and $0, respectively, in website development costs.

Website development costs are composed of the following:

		Website Development Costs		Amortization		Balance
December 31, 2019	$	-	$	-	$	-
Balance December 31, 2019		-		-		-
December 31, 2020		12,300		1,082		11,218
Balance December 31, 2020	$	12,300	$	1,082	$	11,218

This capitalization of these costs fall within the scope of ASC 350-50-25-15 wherein costs of upgrades and enhancements should be capitalized as they will result in added functionality of the website.

Website development costs are amortized on a straight-line basis over their expected useful lives, estimated to be 3 years.

Amortization expense related to patents and website development costs were $2,245 and $394 for the years ended December 31, 2020 and 2019, respectively.

Subscription receivable
The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivable is not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

As of December 31, 2020, StartEngine Crowdfunding, Inc. ("StartEngine"), equity crowdfunding platform, assisted the Company in raising $1.07 million through Regulation Crowdfunding (Reg CF). The Reg CF equity raise was closed as of November 5, 2020 and StartEngine owed the Company $108,349 in funds through their platform for shareholders subscriptions that were being processed. The subscription receivable is expected to be fully disbursed to the Company within six months of the closing of the raise or by May 5, 2021.

Note 4 – Income Taxes

Alfadan follows the guidance of ASC 740, "Income Taxes". Deferred income taxes reflect the net effect of (a) temporary differences between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. Deferred tax asset attributable to the net operating loss carry-forward has been recognized.

The provision for income taxes consists of the following components for the years ended December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Current	$ 0	$ (8,905)

The effective tax rates for the years ended December 31, 2020 and December 31, 2019 were computed by applying the federal and state statutory corporate tax rates as follows:

	December 31, 2020		December 31, 2019	
Statutory Federal income tax rate	(21.0)	%	(21.0)	%
State taxes, net of Federal	(5.0)	%	(5.0)	%
Permanent difference	(0.3)	%	-	%
Valuation allowance	26.3			
	-	%	(26.0)	%

The net operating loss ("NOL") carry-forward balance as of December 31, 2020 and 2019 was $742,000 and $0, respectively. The Company has a deferred tax asset of approximately $193,000 as of December 31, 2020 resulting from its net operating loss carryforwards. Management has reviewed the provisions of ASC 740 regarding assessment of their valuation allowance on deferred tax assets and based on that criteria determined that a full valuation allowance is required and, therefore, its net deferred tax assets are $0 as of December 31, 2020.

Note 5 – Stockholders' Equity

Common Stock
As of December 31, 2020, the Company has authorized 500,000,000 shares of $0.001 par value common stock and as of December 31, 2019, the Company has authorized 1,000 shares of $0.001 par value common stock. 16,298,206 and 0 shares issued and outstanding at December 31, 2020 and 2019, respectively.

On April 21, 2020, the Company adopted the amended articles of incorporation increasing the authorized stock in the corporation from 1,000 shares of $0.001 par value common stock to 500,000,000 shares of $0.001 par value common stock.

On April 21, 2020 29,851 shares of the Company's common stock were issued to Alberto Araujo, Chief Executive Officer and Chairman, for the assignment of the patents to Alfadan. Patents are amortized, over a fifteen-year period. The shares were valued at $29,881 based on the stock price in the Company's active Regulation Crowdfunding offering at the time of the issuance, of which $10,220 was capitalized as patent costs and the balance of $19,661 was expensed as officer's compensation for patent development costs which were determined to not be capitalizable and included in Salaries and wages.

On April 21, 2020, 10 million shares of common stock of the Company were issued to Alberto Francisco Araujo, the Company's Chairman and Chief Executive Officer, as founders' shares for the incorporation of the Company.

On April 21, 2020, 5 million shares of common stock of the Company were issued to Omar Jimenez, the Company's Chief Financial Officer, Chief Operating Officer and President, as founders' shares for the incorporation of the Company.

On July 31, 2020, 100,000 shares of common stock of the Company were issued to Omar Jimenez, the Company's Chief Financial Officer, Chief Operating Officer and President as compensation. The shares were valued at $100,000 based on the stock price in the Company's active Regulation Crowdfunding offering at the time of the issuance of and expensed as officer's compensation included in Salaries and wages.

From May 5, 2020 through November 5, 2020, the Company raised $959,539 (gross $1,069,931 less costs of $110,392) and issued 1,168,355 shares of common stock through the StartEngine Capital, LLC platform under Regulation Crowdfunding (Reg CF) composed of 1,145,446 shares of common stock to Reg CF investors and 22,909 shares of common stock to brokers as compensation. The funds raised will be used by the Company for working capital and research and development in progress.

Note 6 – Commitments and Contingencies

Lease
Our executive, administrative and operating offices are primarily located in Miramar, Florida at 3350 SW 139 Ave., Miramar, Florida 33027. The rent for the years ended December 31, 2020 and 2019 was $0 and $6,625, respectively. The Company's previous office was closed, and no rent expense is associated with the Miramar, Florida office location.

Severance
The Company is committed to pay three to six months' severance in the case of termination or death to certain key officers.

Legal Matters
The Company is not involved in litigation, other legal claims or proceedings involving matters associated with or incidental to our business, including, among other things, matters involving breach of contract claims, intellectual property, employment issues, and other related claims and vendor matters.

Payroll Taxes
The Company may have potential payroll tax liabilities due to payments for compensation where wages were not reported and taxed.

Note 7 – Related Party Transactions

The Company paid $80,238 and $17,600 of consulting fees to a company controlled by its CEO for services rendered to the Company for the years ended December 31, 2020 and 2019, respectively. The Company paid $65,000 and $0 of consulting fees to a company controlled by its CFO / COO for services rendered to the Company for the years ended December 31, 2020 and 2019, respectively. These costs are included in operating expenses in the statements of operations.

The Company also paid various expenses of its CEO totaling $28,244 and $21,140 during the years ended December 31, 2020 and 2019, respectively, which the Company approved as the CEO's compensation for services rendered for those years. These costs are included in operating expenses in the statements of operations.

On April 21, 2020 29,851 shares of the Company's common stock were issued to Alberto Araujo, Chief Executive Officer and Chairman, for the assignment of the patents to Alfadan representing $10,220 of Patent asset and $19,661 as CEO's compensation.

On July 31, 2020, 100,000 shares of common stock of the Company were issued to Omar Jimenez, the Company's CFO / COO as compensation in the amount of $100,000. These costs are included in operating expenses in the statements of operations.

During the year ended December 31, 2020, the Company paid website design and development costs totaling $12,300 to Twyne Designs LLC which is owned by a relative of the CEO of the Company. These costs are included in website development costs in the balance sheets.

Note 8 – Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date and has identified the following activities:

Subscriptions Receivable
On January 16, 2021, StartEngine Crowdfunding, Inc. ("StartEngine"), disbursed $43,686 of shareholders subscriptions to the Company. As of December 31, 2020 StartEngine, owed the Company $108,349 in funds through their platform for shareholders subscriptions (subscriptions receivable) that were being processed and the payment of $43,686 reduces the balance to $64,663 as of March 3, 2021. The balance is expected to be fully disbursed to the Company within six months of the closing of the raise, or by May 5, 2021.

Management's Evaluation
Management has evaluated subsequent events through March 3, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Omar Jimenez, Principal Executive Officer of Alfadan, Inc., hereby certify that the financial statements of Alfadan, Inc. included in this Report are true and complete in all material respects.

Omar Jimenez

Principal Executive Officer